May 2, 2018

John Reynolds

Assistant Director

Office of Beverages, Apparel, and Mining

United States Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 3561

Washington, D.C. 20549

Re:	Abpro Corporation
Registration Statement on Form S-1
Filed April 11, 2018
File No. 333-224241

Dear Assistant Director Reynolds:

On behalf of our client, Abpro Corporation. (the “Company”), we are submitting this letter in response to comments from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) contained in its letter dated April 18, 2018 (the “Comment Letter”) with respect to the Company’s Registration Statement on Form S-1 filed with the Commission on April 11, 2018. Concurrently with the submission of this response letter, the Company is filing amendment No. 1 to the registration statement on Form S-1 (the “Registration Statement”). In addition to addressing the comments raised by the Staff in its letter, the Company has revised the Registration Statement to update other disclosures.

For the convenience of the Staff, the numbering of the paragraphs below corresponds to the numbering of the comment in the Comment Letter, the text of which we have incorporated into this response letter for convenience in italicized type and which is followed by the Company’s response.

General

1.	We note your disclosure that certain existing stockholders have indicated an interest to purchase up to a specific amount of common stock in the offering. We also note your disclosure that such stockholders may purchase more than the amount for which they indicated an interest in buying. So that investors will be able to understand the minimum amount of your shares that will enter the public market through sales to the public, as opposed to the existing stockholders, please disclose whether there is a ceiling on the amount that may be purchased by the existing stockholders and quantify any ceiling. If not, please disclose the potential material impact on the public investors.

The Company respectfully acknowledges the Staff’s comment and has updated the disclosure on the cover page of the prospectus and on pages 9, 55, 69, 156, 158 and 175 of the Registration Statement to disclose that certain of its existing stockholders have indicated an interest in purchasing an aggregate of up to and no more than $28.0 million in shares of the Company’s common stock in the offering at the initial public offering price.

May 2, 2018

Page Two

2.	We note your disclosure that any of the stockholders that have indicated an interest in buying shares in the offering may determine to purchase less or no shares in this offering. If material, please add a risk factor describing the risks related to the offering.

The Company respectfully acknowledges the Staff’s comment and has included a risk factor on page 55 of the Registration Statement describing the risks related to the offering.

3.	Please identify the existing stockholders and the number of shares that these stockholders have indicated an interest in purchasing in the offering. For example, if these stockholders are reflected in the beneficial ownership table on page 157, please disclose under the Principal Stockholders section.

The Company respectfully acknowledges the Staff’s comment and has updated the disclosure on pages 156 and 158-160 of the Registration Statement to identify the existing stockholders and the number of shares that these stockholders have indicated an interest in purchasing in the offering.

Capitalization, page 65

4.	Please tell us why you have not made a pro forma adjustment for the $2.1 million of bonuses that are payable upon completion of this offering.

The Company respectfully acknowledges the Staff’s comment and has updated the disclosure on page 66 to adjust for the $2.1 million of bonuses, which reflect management’s best estimate of the cash and equity split for the payment of such bonuses. The exact amounts of the cash and equity split will not be known until after the offering has been completed.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Research and development expense, page 74

5.	Please expand your disclosure to include the total costs incurred during each period presented for your key research and development projects.

The Company respectfully acknowledges the Staff’s comment and has updated the disclosure on page 75 of the Registration Statement to include the total costs incurred during each period presented for its key research and development projects.

May 2, 2018

Page Three

Contractual Obligations, page 76

6.	We note that you are subject to minimum research funding commitments in the license agreement with Memorial Sloan Kettering Cancer Center. Please tell us why you did not include these future payments in the contractual obligations table. Refer to Item 303(a)(5) of Regulation S-K.

The Company respectfully acknowledges the Staff’s comment and has updated the disclosure on page 78 of the Registration Statement to include the minimum research funding commitments in the license agreement with Memorial Sloan Kettering Cancer Center as future payments in the contractual obligations table.

7.	You state that you have entered into license and collaboration agreements with various third parties and that you have not included these future payments in the table of contractual obligations because the contracts are cancellable at any time by you, generally upon 30 to 90 days prior written notice. This disclosure appears inconsistent with your disclosure of each of your license and joint research and development agreements starting on page 109. For instance, it does not appear that you can unilaterally cancel your contract with MedImmune. Please advise.

The Company respectfully acknowledges the Staff’s comment and has updated the disclosure on page 78 of the Registration Statement to include the remaining $2,500,000 of the initial funding commitment with MedImmune as a minimum research funding commitment. The Company respectfully submits to the Staff that, as of December 31, 2017, the future payments under the Company’s remaining license and collaboration agreements with various third parties do not represent contractual obligations requiring disclosure under Item 303(a)(5) of Regulation S-K as these remaining funding commitments will not become contractual obligations until future milestones have been achieved.

Critical Accounting Policies and Estimates

Stock-Based Compensation, page 78

8.	We may have additional comments on your accounting for equity issuances including stock compensation and beneficial conversion features. Once you have an estimated offering price, please provide us an analysis explaining the reasons for the differences between recent valuations of your common stock leading up to the IPO and the estimated offering price.

The Company respectfully acknowledges the Staff’s comment and has previously supplementally provided to the Staff the analysis of our common stock valuations leading up to the date of our initial public offering and estimated offering price.

Please contact me at (212) 479-6722 or my colleague, Marianne Sarrazin, at (415) 693-2157 with any questions or further comments regarding the Registration Statement or our response to the Staff’s Comment Letter.

Sincerely,

/s/ Daniel I. Goldberg
Daniel I. Goldberg

cc:	Ian Chan, Chief Executive Officer, Abpro Corporation

Marianne Sarrazin, Cooley LLP

Richard Truesdell, Jr., Davis Polk & Wardwell LLP